Filed by Spark I Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Spark I Acquisition Corporation (File No. 001-41825)

On August 13, 2026, ZincFive, Inc. (“ZincFive”) and Spark I Acquisition Corporation (“SPKL”) issued the following press release in connection with the proposed business combination between ZincFive and SPKL.

ZincFive and Spark I Acquisition Corporation Announce Confidential Submission of Draft Registration Statement on Form S-4 with the SEC

PORTLAND, Oregon & PALO ALTO, California —ZincFive, Inc. (“ZincFive” or the “Company”) and Spark I Acquisition Corporation (NASDAQ: SPKL) (“SPKL” or “Spark I”) today announced the confidential submission of a draft registration statement on Form S-4 (as may be amended and supplemented from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with their previously announced proposed business combination (the “Transaction” or the “Business Combination”).

The submission of the Registration Statement marks an important milestone toward the completion of the proposed Business Combination, which will result in ZincFive becoming a publicly traded company.

The Business Combination remains subject to approval by SPKL shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The Business Combination is expected to close in the fourth quarter of 2026.

About ZincFive, Inc.

ZincFive is the leader in immediate power solutions for mission-critical infrastructure based on nickel-zinc battery technology. The company’s extensively patented nickel-zinc technology delivers high-power, safe, reliable, and sustainable energy storage solutions engineered for the demands of modern data centers, industrial operations, and AI-era infrastructure. ZincFive’s systems harness The Power of Good Chemistry® to help customers power what’s next without tradeoffs. Headquartered in Oregon, USA, ZincFive serves customers worldwide.

About Spark I Acquisition Corporation

Spark I (NASDAQ: SPKL) is a special purpose acquisition company formed by SparkLabs Group, a leading global network of startup accelerators and venture capital funds, with bases in Korea, the United States (Silicon Valley), Taiwan, Australia, and Saudi Arabia. SparkLabs Group has been an investor in many of the global AI ecosystem's defining companies.

Investor & Media Contacts

ZincFive

Ekaterina Walter

Vice President, Marketing

media@zincfive.com

ZincFive@icrinc.com

Spark I / SparkLabs Group

Eunbit Jang

VP of Communications

ebjang@sparklabs.co.kr

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as "plan," "will," "expect," "believe," "continue," "potential," "proposed" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The Company has based these forward-looking statements on current expectations and projections about future events. These statements include the terms and expected timing for the consummation of the proposed Transaction. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, many of which are beyond the control of ZincFive and Spark I.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause ZincFive's or Spark I's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: ZincFive's ability to grow its business and expand operations, attract and maintain relationships with customers and suppliers and retain its management and key employees; the failure of ZincFive's products to perform as expected; the availability of raw materials and components necessary to manufacture and assemble ZincFive's products; governmental actions affecting ZincFive's international operations; ZincFive's ability to increase manufacturing capacity and to forecast related costs and efficiencies accurately; ZincFive's competitive landscape; the potential need for additional future financing; ZincFive's reliance on strategic partners, contract manufacturing organizations and other third parties; ZincFive's ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the evolution of the data center industry, including the use and rate of adoption of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; risks related to geopolitical conflict, including supply chain disruptions; uncertainty or changes with respect to taxes, tariffs, trade conditions and the macroeconomic environment; the combined company's ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed Transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed Transaction; the risk that shareholders of Spark I could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement (“BCA”); the outcome of any legal proceedings or government investigations that may be commenced against ZincFive or Spark I; failure to realize the anticipated benefits of the proposed Transaction; the ability of Spark I or the combined company to issue equity or equity-linked securities in connection with the proposed Transaction or in the future; and other factors described in Spark I's filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings with the SEC by ZincFive, Spark I or the combined company resulting from the proposed Transaction, including under the heading "Risk Factors." If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of ZincFive's and Spark I's management as of the date of this press release; subsequent events and developments may cause their assessments to change. While ZincFive and Spark I may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so except as required by law. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. An investment in Spark I is not an investment in any of its founders' or sponsors' past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Spark I, which may differ materially from the performance of its founders' or sponsors' past investments.

Additional Information and Where to Find It

Additional information about the proposed Transaction, including a copy of the BCA, will be filed by Spark I in a Current Report on Form 8-K with the SEC. The proposed Transaction will be submitted to shareholders of Spark I for their consideration. In connection with the proposed Business Combination, ZincFive and Spark I have confidentially submitted the Registration Statement with the SEC, which includes a preliminary proxy statement and prospectus of Spark I relating to the offer of the securities to be issued to Spark I's and ZincFive's shareholders in connection with the completion of the Business Combination (the "Proxy Statement/Prospectus"). After the Registration Statement has been declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of Spark I as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. ZincFive and Spark I will also file other documents regarding the Business Combination with the SEC. This press release does not contain all of the information that should be considered concerning the proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPARK I AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPARK I’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPARK I, ZINCFIVE AND THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, once available, and all other relevant documents filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. The documents filed by Spark I with the SEC also may be obtained free of charge upon written request to Spark I at 3790 El Camino Real, Unit #570, Palo Alto, CA 94306 or by telephone at (650) 353-7082.

Participants in the Solicitation

ZincFive, Spark I and their respective directors and executive officers may be deemed under SEC Rules to be participants in the solicitation of proxies from Spark I's shareholders in connection with the proposed Business Combination. Information about Spark I's directors and executive officers and their interests in Spark I can be found in the sections entitled "Management—Conflicts of Interest," "Principal Shareholders," and "Certain Relationships and Related Party Transactions" of Spark I's IPO prospectus, which was filed with the SEC and is available free of charge on the SEC's website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A list of the names of the directors, executive officers, and certain other members of management of ZincFive, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.